Exhibit 99.1

For Immediate Release		Corporate Headquarters
40W267 Keslinger Road
PO Box 393
For Details Contact:		LaFox, IL 60147-0393
Edward J. Richardson	Kathleen S. Dvorak	USA
Chairman and CEO	EVP & CFO	Phone:	(630) 208-2200
Phone: (630) 208-2340	(630) 208-2208	Fax:	(630) 208-2550
E-mail: info@rell.com

RICHARDSON ELECTRONICS REPORTS FOURTH QUARTER

AND FISCAL 2010 RESULTS AND DECLARES CASH DIVIDEND

Fourth quarter sales growth of 27%

Annual operating cash flows of over $24 million

LaFox, IL, July 21, 2010 – Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its fourth quarter and fiscal year ended May 29, 2010. The Company also declared its regular quarterly dividend.

Net sales for the fourth quarter were $145.1 million, up 26.6% from net sales of $114.6 million during the fourth quarter of last year. Operating income improved to $7.6 million or 5.2% of net sales for the fourth quarter of Fiscal 2010, compared to a $7.8 million loss in the fourth quarter of Fiscal 2009. Net income was $6.6 million or $0.36 per diluted share, compared to a $10.4 million loss in the prior year’s fourth quarter.

Net sales for Fiscal 2010 were $491.8 million, down approximately 1.0% from net sales of $496.4 million for Fiscal 2009. Gross margin increased to 24.0% during Fiscal 2010, compared to 22.1% during Fiscal 2009. Expenses declined to 19.5% of net sales, compared to 22.3% of net sales during Fiscal 2009. Operating income for Fiscal 2010 was $22.2 million or 4.5% of net sales, compared to an operating loss in Fiscal 2009 of $8.1 million. Income from continuing operations for Fiscal 2010 was $17.3 million or $0.96 per diluted share, compared to a net loss of $12.2 million in Fiscal 2009.

“We were pleased to finish the year with a strong fourth quarter and many notable accomplishments. Operating margin showed sequential improvement as we progressed through the year and cash flow from operating activities reached $24 million. In addition, we were able to redeem $32.8 million of our convertible notes,” said Edward Richardson, Chairman and Chief Executive Officer.

FOURTH QUARTER FINANCIAL SUMMARY

•

Net sales for the fourth quarter of Fiscal 2010 were $145.1 million, up 26.6%, compared to net sales of $114.6 million last year. Net sales for our RFPD and EDG divisions were up 26.0% and 56.1%, respectively, partially offset by a decrease in net sales for our Canvys division of 6.8%.

•	Gross margin increased to 22.8% during the fourth quarter of Fiscal 2010, compared to 17.5% during the fourth quarter of last year.

•	SG&A expenses in the fourth quarter of Fiscal 2010 were $25.5 million or 17.6% of net sales, compared to $26.4 million or 23.0% during the fourth quarter of last year.

•	Operating income for the fourth quarter of Fiscal 2010 was $7.6 million or 5.2% of net sales, compared to an operating loss of $7.8 million for the fourth quarter of last year.

•	Net income during the fourth quarter of Fiscal 2010 was $6.6 million or $0.36 per diluted share, compared to a net loss of $10.4 million during the fourth quarter of last year.

FISCAL 2010 FINANCIAL SUMMARY

•

Net sales for Fiscal 2010 were $491.8 million, down approximately 1.0%, compared to net sales of $496.4 million in Fiscal 2009. Net sales for our RFPD and EDG divisions were up 0.4% and 5.3%, respectively, partially offset by a decrease in net sales for our Canvys division of 17.3%.

•	Gross margin was 24.0% in Fiscal 2010, compared to 22.1% in the prior year.

•

SG&A expenses decreased to $95.8 million or 19.5% of net sales during Fiscal 2010, compared to $110.4 million or 22.3% of net sales last year. SG&A expenses include severance of $1.6 million and $4.6 million for Fiscal 2010 and 2009, respectively.

•	Operating income during Fiscal 2010 was $22.2 million, compared to an operating loss of $8.1 million during last year.

•	Income from continuing operations in Fiscal 2010 was $17.3 million, compared to a net loss of $12.2 million in Fiscal 2009.

STRONGER CASH FLOWS AND REDUCED DEBT

Cash flows provided by operating activities were $24.3 million during Fiscal 2010, compared to $11.1 million during Fiscal 2009. The Company’s cash position was $29.0 million at the end of Fiscal 2010 compared to $43.9 million at the end of Fiscal 2009.

Debt declined to $19.5 million during Fiscal 2010 compared to $52.4 million, as of the end of Fiscal 2009.

“We improved our operating cash flow and significantly reduced our long-term debt during Fiscal 2010. Our balance sheet is solid and we ended the year in a net cash position of $9.5 million. We will continue to maintain our focus on both working capital management and operational excellence as we progress through Fiscal 2011. This will enable us to have flexibility and liquidity to fund future growth initiatives,” said Kathleen Dvorak, Executive Vice President and Chief Financial Officer.

POSITIVE OUTLOOK

“We continue to see growing demand in our business and remain cautious as to whether or not this level of demand can be sustained given the challenges presented by a fragile global economy. Therefore, our expected sales growth for Fiscal 2011 remains modest in the range of 4% to 5%. We currently believe that sales for our first quarter will show significant growth over the prior year and will be in the range of $120 to $125 million,” said Mr. Richardson.

“We are continuing to find ways to further reduce costs in our business that will enable us to show further improvement in operating margin. We have successfully repositioned our business for ongoing growth and improving profitability. We are confident that we will be able to capitalize on the foundation built in Fiscal 2010 to deliver strong performance in Fiscal 2011,” concluded Mr. Richardson.

CASH DIVIDEND

The Company today also announced that its Board of Directors voted to declare a $0.02 cash dividend per share to all holders of common stock and a $0.018 cash dividend per share to all holders of Class B common stock. The dividend will be payable on August 19, 2010, to all common stockholders of record on August 6, 2010. The Company currently has 14,675,796 outstanding shares of common stock and 3,048,258 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, July 22, 2010, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s Fiscal 2010 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 800-688-0796 and enter passcode 35964074 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on July 22, 2010, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 77582403.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (“RF”), wireless and power conversion, electron device, and display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company’s strategy is to provide specialized technical expertise and value-add, or “engineered solutions.” The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of its customers. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
Statements of Operations	May 29, 2010	May 30, 2009	May 29, 2010	May 30, 2009
Net sales	$145,091	$114,565	$491,847	$496,379
Cost of sales	111,998	94,558	373,836	386,749

Gross profit	33,093	20,007	118,011	109,630
Selling, general, and administrative expenses	25,505	26,359	95,841	110,448
Impairment of goodwill	—	1,472	—	1,472
(Gain) loss on disposal of assets	12	(2)	19	5,854

Operating income (loss)	7,576	(7,822)	22,151	(8,144)

Other (income) expense:
Interest expense	746	1,111	3,973	4,600
Investment (income) expense	(34)	8	(113)	(329)
Foreign exchange (gain) loss	(194)	1,320	1,116	(1,316)
Loss (gain) on retirement of long-term debt	76	—	203	(849)
Other, net	(34)	256	(130)	164

Total other expense	560	2,695	5,049	2,270

Income (loss) from continuing operations before income taxes	7,016	(10,517)	17,102	(10,414)
Income tax provision (benefit)	438	(111)	(166)	1,750

Income (loss) from continuing operations	6,578	(10,406)	17,268	(12,164)
(Loss) from discontinued operations, net of tax	—	—	(1,173)	—

Net Income (loss)	$6,578	$(10,406)	$16,095	$(12,164)

Income (loss) from continuing operations per common share – basic	$0.38	$(0.59)	$0.99	$(0.69)

Income (loss) from continuing operations per common share – diluted	$0.36	$(0.59)	$0.96	$(0.69)

Net Income (loss) per common share – basic	$0.38	$(0.59)	$0.92	$(0.69)

Net Income (loss) per common share – diluted	$0.36	$(0.59)	$0.90	$(0.69)

Weighted average number of shares:
Common shares – basic	14,623	14,858	14,766	14,857

Class B common shares – basic	3,048	3,048	3,048	3,048

Common shares – diluted	15,929	14,858	15,867	14,857

Class B common shares – diluted	3,048	3,048	3,048	3,048

Dividends per common share	$0.020	$0.020	$0.080	$0.080

Dividends per Class B common share	$0.018	$0.018	$0.072	$0.072

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	May 29, 2010	May 30, 2009
Assets
Current assets:
Cash and cash equivalents	$29,038	$43,887
Receivables, less allowance of $1,592 and $2,396	98,691	92,449
Inventories	78,730	81,165
Prepaid expenses	4,514	5,245
Deferred income taxes	2,404	2,591

Total current assets	213,377	225,337

Non-current assets:
Property, plant and equipment, net	16,675	19,371
Deferred financing costs, net	60	432
Non-current deferred income taxes	3,571	3,385
Other non-current assets	1,132	290

Total non-current assets	21,438	23,478

Total assets	$234,815	$248,815

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$61,616	$52,996
Accrued liabilities	18,807	18,371
Short-term debt	19,517	—

Total current liabilities	99,940	71,367

Non-current liabilities:
Long-term debt	—	52,353
Long-term income tax liabilities	3,475	5,016
Other non-current liabilities	1,537	1,386

Total non-current liabilities	5,012	58,755

Total liabilities	104,952	130,122

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 16,029 shares at May 29, 2010, and 15,930 shares at May 30, 2009	802	797
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at May 29, 2010, and at May 30, 2009	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	120,998	120,370
Common stock in treasury, at cost, 1,355 shares at May 29, 2010, and 1,065 at May 30, 2009	(8,503)	(6,310)
Retained earnings (accumulated deficit)	12,925	(2,475)
Accumulated other comprehensive income	3,489	6,159

Total stockholders’ equity	129,863	118,693

Total liabilities and stockholders’ equity	$234,815	$248,815

Richardson Electronics, Ltd.

Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Twelve Months Ended
	May 29, 2010	May 30, 2009	May 29, 2010	May 30, 2009
Operating activities:
Net income (loss)	$6,578	$(10,406)	$16,095	$(12,164)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	928	1,084	4,052	4,546
Discontinued operations	—	—	1,173	—
Inventory provisions	673	6,950	1,260	9,835
Loss (gain) on disposal of assets	12	(2)	19	5,854
Loss (gain) on retirement of long-term debt	77	—	204	(849)
Impairment of goodwill	—	1,472	—	1,472
Stock compensation expense	154	162	657	630
Deferred income taxes	(265)	(385)	(146)	(126)
Accounts receivable	(7,652)	3,500	(8,002)	12,219
Inventories	(895)	8,680	444	244
Prepaid expenses	2,217	(206)	556	(620)
Accounts payable	2,079	(1,480)	9,070	(4,950)
Accrued liabilities	112	388	663	(3,349)
Long-term income tax liabilities	35	—	(1,298)	—
Other	(400)	(233)	(416)	(1,661)

Net cash provided by operating activities	3,653	9,524	24,331	11,081

Investing activities:
Capital expenditures	(648)	(310)	(1,332)	(1,197)
Discontinued operations settlement	—	—	(1,000)	—
Proceeds from sale of assets	—	14	6	189
Contingent purchase price consideration	—	(24)	—	2
(Gain) loss on sale of investments	(5)	9	(35)	1
Market value adjustments	7	—	7	—
Proceeds from sales of available-for-sale securities	54	37	186	161
Purchases of available-for-sale securities	(54)	(37)	(186)	(161)

Net cash used in investing activities	(646)	(311)	(2,354)	(1,005)

Financing activities:
Proceeds from borrowings	34,900	27,700	45,100	120,000
Payments on debt	(34,900)	(27,700)	(45,100)	(120,000)
Repurchase of common stock	—	—	(2,192)	—
Proceeds from issuance of common stock	575	—	680	5
Cash dividends	(348)	(352)	(1,399)	(1,409)
Payments on retirement of long-term debt	(24,313)	—	(32,807)	(2,364)
Other	(11)	—	(1)	—

Net cash used in financing activities	(24,097)	(352)	(35,719)	(3,768)

Effect of exchange rate changes on cash and cash equivalents	(1,433)	2,441	(1,107)	(2,463)

Increase (decrease) in cash and cash equivalents	(22,523)	11,302	(14,849)	3,845
Cash and cash equivalents at beginning of period	51,561	32,585	43,887	40,042

Cash and cash equivalents at end of period	$29,038	$43,887	$29,038	$43,887

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For Fiscal 2010 and 2009

(in thousands)

By Business Unit:

	Net Sales			Gross Profit
	FY 2010	FY 2009	% Change	FY 2010	% of Sales	FY 2009	% of Sales
Fourth Quarter
RF, Wireless & Power Division	$106,257	$84,307	26.0%	$22,152	20.8%	$16,076	19.1%
Electron Device Group	26,395	16,914	56.1%	8,027	30.4%	689	4.1%
Canvys	12,439	13,343	(6.8%)	2,914	23.4%	3,283	24.6%
Corporate	—	1		—		(41)

Total	$145,091	$114,565	26.6%	$33,093	22.8%	$20,007	17.5%

	Net Sales			Gross Profit
	FY 2010	FY 2009	% Change	FY 2010	% of Sales	FY 2009	% of Sales
Twelve Months
RF, Wireless & Power Division	$356,475	$355,189	0.4%	$76,727	21.5%	$76,031	21.4%
Electron Device Group	86,541	82,168	5.3%	28,721	33.2%	21,512	26.2%
Canvys	48,831	59,019	(17.3%)	12,563	25.7%	12,405	21.0%
Corporate	—	3		—		(318)

Total	$491,847	$496,379	(0.9%)	$118,011	24.0%	$109,630	22.1%